Mini City, Inc



Annual Report
2020

Annual Report 2020

Throughout this document, mentions of Mini City, Inc refer to Mini City, Inc, a Corporation formed on 10/04/2016 in Delaware (the "Company"). The Company's physical address is 596 Woods Drive NW, Atlanta, Georgia 30318.

You may contact the Company by emailing hello@minicityatl.com . This annual report is posted on the Company's website, https://www.minicityatl.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Mini City, Inc ("Mini City, Inc" or "Company") is a corporation formed on 10/04/2016, in Delaware. The Company's physical address is 596 Woods Drive NW, Atlanta, Georgia 30318. The Company's web site may be accessed atwww.minicityatl.com .

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

India Hayes

Board positions with Mini City, Inc

Dates	Position	Principal Occupation
2016 - Present	Director	Founder, CEO at Mini City, Inc

Positions with Mini City, Inc

Dates	Position	Responsibilities
2016 - Present	CEO	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2015 - 2018	CNN	Interactive Designer

Herold Raymond

Positions with Mini City, Inc

Dates	Position	Responsibilities
2020 - Present	VP of Business Development and Technical Engineering	Business Development and Technical Engineering

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2019 – 12/2019	CISCO SYSTEMS, CX	Consulting Engineer
03/2018 – 01/2019	North Carolina Central University IT Services	Network Engineer
08/2017 – 05/2019	Google Fiber x NCCU Community Leadership Program	Business Support Specialist

Sourabh Jha

Board positions with Mini City, Inc

Dates	Position	Principal Occupation

2017 - 2021	Director	Chief Financial Officer

Positions with Mini City, Inc

Dates	Position	Responsibilities
2017 - 2021	CFO	Finance

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
08/2013 - Present	Georgia Institute of Technology	Graduate Research Assistant in Fluid Mechanics
08/2015 – 05/2018	Georgia Institute of Technology	Head Teaching Assistant

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

 INDIA HAYES owns 671,600 shares of COMMON STOCK, representing a voting power of 67.16%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Mini City is a smart-tech-enabled resource hub that streamlines the admin process of obtaining legal forms of ID for organizations, municipalities, and enterprise corporations that serve the homeless. In addition to securing legal forms of identification, Mini City also stores and generates employment forms, and storage narrative goals over time. Using an onsite SaaS housed in an accessible and mobile tablet, the homeless citizen is able to access services that enable cities, clinics, shelters, homeless care providers in their efforts to more efficiently assist, track and innovate for those they serve. Through this fund, we seek to expand our software to an API model, making Mini City the nexus that allows enterprise corporations (i.e: FinTech banks that offer EBT wallets/benefits to the homeless) and CBOs (ie: Community Based Organizations) to communicate effectively, share important data and facilitate ways to reach their organizational goals.

Mini City is a cost-saving technology solution for municipalities, homeless providers, and homeless citizens alike who need legal forms of identification to unlock the housing, medical, educational, and assistive benefits that prevent chronic homelessness. Engineered specifically for the at-risk community, we meet the clients where they are, using ethical smart tech to alleviate homelessness. Using our smart software, a partner organization can help a homeless citizen apply for Certified + Legal Identification within 10 minutes or less.

5. How many employees does the Company currently have? (§ 227.201(e))

Mini City currently has 3 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if she fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	8,000,000	1,000,000	Yes	
Preferred Stock	200,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Mini City, Inc, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Mini City, Inc and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2020	Common Stock	$35,000	Section 4(a)(2)	Compensation
12/2020	SAFE	$100,000	Section 4(a)(2)	API Development
03/2021	Common Stock	$28,418	Reg CF	API Development, Compensation for Managers, Customer Acquisition, Capacity Building

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Min City is a new company that is still pre-income. Our average monthly burn rate is approximately $5,000, with an average allocation of 60% towards contactors and the remaining 40% towards office, business and legal expenses.

We had no expenses in the year ending on December 31, 2018. Our expenses for the year ended on December 31, 2019, amounted to $9,548, which resulted in a $9,548 loss. Our expenses for the year ended on December 31, 2020, amounted to $57,862, which resulted in a $18,128 loss.

We currently have $121,045 in the bank.

In year ended December 31, 2020 we were able to raise an additional $135,000 in equity sales. From the total $35,000 were raised from The Farm Accelerator Fund, LLC in exchange for 7% equity stake. We also sold a $100,000 SAFE note to SCAD. In addition we were able to win the REVOLT TV for Culture Summit, and get awarded a grant of $15,000.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Mini City, Inc has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Mini City, Inc will file a report electronically with the SEC annually and post the report on its web site (www.minicityatl.com) no later than 120 days after the end of each fiscal year covered by the report.

I, India Hayes, certify that:

(1) the financial statements of Mini City, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Mini City, Inc included in this Form reflects accurately the information reported on the tax return for Mini City, Inc filed for the fiscal year ended 12/31/2020.

Signature

DocuSigned by:

India Hayes

8710E5DAF45942B...

India Hayes

CEO

04/26/2021

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Mini City, LLC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$ 24,979	$ -
Expenses:		
Advertising & Promotion	1,169	163
Legal & Professional fees	3,314	-
Contractors	32,843	4,378
Commission fees	75	319
Business expense	8,322	2,976
Office expense	8,850	884
Travel expense	4	229
Meals	323	415
Supplies	-	61
Utilities	-	49
Insurance	2,962	24
Taxes and Licences		50
Total Operating Expenses	(57,862)	(9,548)
Award income	15,000	-
Other expense	(245)	-
Total Other income and (expense)	14,755	-
Net loss	$ (18,128)	(9,548)

Mini City, LLC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 121,045	$ 4,173
Total current assets	121,045	4,173
Total assets	$ 121,045	$ 4,173
LIABILITIES AND MEMBERS'DEFICIT		
Total current liabilities	-	-
Total liabilities	-	-
Commitments and contingencies	-	-
Members' capital	148,721	13,721
Accumulated deficit	(27,676)	(9,548)
Total members' equity	121,045	4,173
Total liabilities and members' equity	$ 121,045	$ 4,173

Statements of Cash Flows

(Unaudited)

	For the year ended December 31, 2020	For the year ended January 31, 2019
Cash flows from operating activities:		
Net loss	$ (18,128)	$ (9,548)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(18,128)	(9,548)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Members' capital contribution	-	13,632
SCAD SAFE	100,000	-
The Farm Accelerator Fund, LLC.	35,000	-
Net cash provided by financing activities	135,000	13,632
Net cash increase for period	116,872	4,084
Cash at beginning of period	4,173	89
Cash at end of year	$ 121,045	$ 4,173

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -


Mini City, LLC
Statements of Changes in Members' Equity
For the period from January 1st, 2019 until December 31, 2020
(Unaudited)


	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, January 1st, 2019	$ 89	$ -	$ 89
Members' capital contribution	13,632	-	13,632
Net income	$ -	$ (9,548)	$ (9,548)
Balance, December 31, 2019	13,721	(9,548)	4,173
SCAD SAFE	100,000	-	100,000
The Farm Accelerator Fund, LLC.	35,000	-	35,000
Net loss	-	(18,128)	(18,128)
Balance, December 31, 2010	$ 148,721	$ (27,676)	$ 121,045